Exhibit 99.2

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF

WEST FRASER TIMBER CO. LTD.

(“WEST FRASER”)

Wednesday, April 22, 2026 – 11:00 a.m.

Vancouver, British Columbia

Voting Results

This report on the voting results of the annual general and special meeting of shareholders of West Fraser is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations.

The management of West Fraser recommended that Shareholders vote FOR matters 1, 2, 3, 4 and 5 below:

1.	Number of Directors

The number of directors was set at 11 by a show of hands (no ballot).

2.	Election of Directors

Each of the 11 nominees listed in the information circular were elected as directors of West Fraser.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Henry H. Ketcham	57,936,642	86.40	9,119,807	13.60
Doyle N. Beneby	66,543,465	99.23	512,984	0.77
Eric L. Butler	67,031,881	99.96	24,568	0.04
Reid E. Carter	65,657,002	97.91	1,399,447	2.09
John N. Floren	66,323,395	98.91	733,054	1.09
Ellis Ketcham Johnson	66,626,552	99.36	429,897	0.64
Brian G. Kenning	58,403,048	87.10	8,653,401	12.90
Marian Lawson	67,030,026	99.96	26,423	0.04
Sean P. McLaren	66,780,396	99.94	37,518	0.06
Colleen M. McMorrow	67,018,931	99.94	37,518	0.06
Gillian D. Winckler	66,895,719	99.76	160,729	0.24

3. Appointment of Auditor

The auditor listed in the information circular was appointed as auditor of West Fraser by a show of hands (no ballot).

4. Advisory Resolution on our Approach to Executive Compensation

West Fraser’s approach to executive compensation was approved (on an advisory basis) as described in the information circular.

Votes For	% Votes For	Votes Against	% Votes Against
57,944,763	86.41	9,111,681	13.59

5. Resolution to Reconfirm and Continue the Shareholders Rights Plan

West Fraser’s reconfirmation and continuation of the Shareholder Rights Plan was approved as described in the information circular.

Votes For	% Votes For	Votes Against	% Votes Against
58,355,887	87.03	8,700,561	12.97